Exhibit 4.1
SEVERANCE AGREEMENT AND GENERAL RELEASE
     This Severance Agreement and General Release is entered into by the parties, DIRT Motor Sports, Inc., a Delaware corporation (“the Company”), and Joseph Dickey (“Dickey”). The parties hereby agree as follows:
     1.     Effective June 30, 2006, the employment of Joseph Dickey by the Company shall be terminated by mutual consent of the parties and the Employment Agreement between them dated February 1, 2005 shall be considered complete and of no further force or legal effect. In consideration of the severance payment of Seventy Five Thousand Dollars ($75,000.00) payable in ten(10) installments of seven thousand five hundred dollars ($7,500.00) payable bi-weekly with the first payment due July 14, 2006 and the final payment due November 17, 2006, and for other good and valuable consideration outlined below, the sufficiency of which is hereby acknowledged, Dickey does release and forever discharge, for his heirs, personal representatives and assigns, the Company, its agents, servants, officers, employees, subsidiaries, affiliated companies, parent organizations and directors of and from all claims, demands, actions, charges or causes of action, known or unknown, arising from his employment with the Company, save and except for any claims Dickey may possess against Paul Kruger in his individual capacity.
     In addition to the severance payments, the Company agrees to provide Dickey with the following:
(a)	75,000 shares of Common Stock in the Company, in exchange for the options held by Dickey to purchase 300,000 shares of Common Stock of the Company. This exchange is the subject of a separately executed agreement.

(b)	The Company shall provide to Dickey the same health insurance he has maintained with the Company through September 30, 2006 by either allowing Dickey to remain listed on the payroll until such time (without compensation or other benefits other than the health insurance benefits as outlined herein) or by providing him the monetary equivalent of the COBRA payments Dickey will be obliged to undertake to maintain coverage.

(c)	A positive letter of recommendation from the Company president in a form and language mutually agreeable to the parties. This letter will form the basis of any response to employment reference inquiries concerning Dickey after his departure from the Company.

(d)	Removal of any negative information in Dickey’s personnel file, if such exists. Dickey shall be provided a copy of the file for review and he shall identify of information he considers negative and the Company shall remove any information designated.
     2.     As further consideration, Dickey agrees that during the time that he is receiving severance payments, he will not directly or indirectly, solicit existing customers of the Company nor will he own an interest in or work as an employee for any business which is competitive to the Company for a period of one (1) year from the date of execution of this Agreement. Dickey agrees that these provisions are an integral and essential part of this Agreement, are considered to be fair, reasonable and necessary for the protection of legitimate business interests of the

Company and are an essential and necessary part of the compensation and benefits under this Agreement.
     3.     Both parties agree that they will not at any time in the future defame, disparage or make statements which could embarrass or cause harm to the other party’s name and reputation or the names and reputation of any of its officers, directors or representatives.
     4.     Dickey understands and agrees that the continued payment of the above referenced payments by the Company shall be contingent on his execution of this Agreement and his on-going compliance with all other obligations under this Agreement.
     5.     This Agreement is to be construed pursuant to the laws of the State of Oklahoma and is considered confidential by both parties. Its terms shall be disclosed only on an absolute need-to-know basis. Should any provision of this Agreement become legally unenforceable, no other provision shall be affected, and this Agreement shall be construed as if it had never included the unenforceable provision.
     6.     This Agreement represents the full understanding between Dickey and the Company. In signing this Release, the parties do not rely upon any promise, representation or other inducement that is not expressed in this Agreement. This Agreement may be modified only in writing signed by the parties and may not be modified by any oral agreement. The prevailing party in any action to enforce this Agreement shall be entitled to its costs and attorneys’ fees.
     7.     The signers of this document acknowledge they are of lawful age and are legally competent to execute this Agreement and before doing so they have fully informed themselves of its contents by reading and understanding it. In entering into this Agreement, they are not under any compulsion or coercion.

/s/ Joe Dickey
Joseph Dickey

Dated:	June 30, 2006

/s/ Brian Carter
Representative of DIRT Motor Sports, Inc.

Dated:	June 30, 2006